FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January   , 2003

Commission File Number   0-29382

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the
registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- _____

MINEFINDERS
CORPORATION LTD.

Suite 1820 • 701 West Georgia St.
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263
Fax (604) 687-6267
website: www.minefinders.com

Listed on the TSX symbol: MFL
Listed on AMEX symbol: MFN

N E W S   R E L E A S E

January 22, 2003

Minefinders Signs Bought Deal For Up To CDN$ 18,112,500

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN) is pleased to announce that a syndicate of underwriters led by BMO Nesbitt Burns Inc. (the "Underwriters") has agreed to purchase, subject to receipt of all necessary regulatory approvals, 2,000,000 common shares of the Company at $7.00 per share.

In addition, the Underwriters have an option to purchase up to 250,000 common shares at the issue price until 48 hours prior to the closing date, and an over-allotment option to purchase up to an additional 337,500 common shares at the issue price until 30 days after the closing date. If these options are fully exercised, the gross proceeds of this financing will be $18,112,500.

The Company will file a short form prospectus in the applicable Canadian provinces to qualify the offering, which is expected to close on or about February 7, 2003.

The net proceeds of the offering will be used for the further exploration and development of the Company's mineral properties, including the Dolores gold/silver deposit, and for general corporate purposes.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

The securities being offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Not for distribution to U.S. news wire services or dissemination in the United States.

BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC

BC FORM 53-901F
(Previously Form 27)

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) and Section 151 of the *Securities Rules* (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1. **Reporting Issuer**

Minefinders Corporation Ltd.
1820 - 701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Item 2. **Date of Material Change**

January 22, 2003 (being the date of the news release).

Item 3. **Press Release**

The Press Release dated January 22, 2003 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Mathews (Canadian Disclosure Network) and Canada Stockwatch.

A copy of the Press Release is attached as Schedule "A".

Item 4. **Summary of Material Change**

Minefinders Corporation Ltd. announced that it had entered into a bought deal financing with a group of underwriters led by BMO Nesbitt Burns Inc., whereby the Company would issue 2,000,000 common shares at $7.00 per share. The Company also granted options to the underwriters to purchase an additional 587,500 shares under the offering.

Item 5. **Full Description of Material Change**

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces**

Not Applicable.

Item 7.   **<u>Omitted Information</u>**

Not Applicable.

Item 8.   **<u>Senior Officers</u>**

The following Senior Officer of the Company is available to answer questions regarding this report:

Mark Bailey
President and Director
1820 - 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
(604) 687-6263

Item 9.   **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 23rd day of January, 2003.

MINEFINDERS CORPORATION LTD.

Per:

/S/"Mark Bailey"
Mark Bailey
President and Director

MINEFINDERS CORPORATION LTD.

Suite 1820 • 701 West Georgia St.
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263
Fax (604) 687-6267
website: www.minefinders.com

Listed on the TSX symbol: MFL
Listed on AMEX symbol: MFN

N E W S   R E L E A S E

January 22, 2003

Minefinders Signs Bought Deal For Up To CDN$ 18,112,500

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN) is pleased to announce that a syndicate of underwriters led by BMO Nesbitt Burns Inc. (the "Underwriters") has agreed to purchase, subject to receipt of all necessary regulatory approvals, 2,000,000 common shares of the Company at $7.00 per share.

In addition, the Underwriters have an option to purchase up to 250,000 common shares at the issue price until 48 hours prior to the closing date, and an over-allotment option to purchase up to an additional 337,500 common shares at the issue price until 30 days after the closing date. If these options are fully exercised, the gross proceeds of this financing will be $18,112,500.

The Company will file a short form prospectus in the applicable Canadian provinces to qualify the offering, which is expected to close on or about February 7, 2003.

The net proceeds of the offering will be used for the further exploration and development of the Company's mineral properties, including the Dolores gold/silver deposit, and for general corporate purposes.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

The securities being offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Not for distribution to U.S. news wire services or dissemination in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.
(Registrant)

Date   January 23, 2002   By: */S/"Mark Bailey"*
                                         (Print) Name: Mark Bailey
                                         Title: President and Director